UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   PERRET              HENRY L.
   955 E. ARQUES AVE.
   SUNNYVALE, CA  94086

2. Date of Event Requiring Statement (Month/Day/Year)
   06/30/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) VICE-PRESIDENT FINANCE & CFO

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 1,825               D

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right   (1)       01/19/06  Common Stock                 19,413     $12.2500   D
to buy)                         01/19/97
Non-Qualified Stock Option      (2)       01/19/06  Common Stock                 587        $12.2500   D
(right to buy)                  10/19/97
Incentive Stock Option (right   (3)       07/17/06  Common Stock                 5,693      $14.8750   D
to buy)                         08/01/00
Non-Qualified Stock Option      (3)       07/17/06  Common Stock                 307        $14.8750   D
(right to buy)                  08/01/00
Incentive Stock Option (right   (4)       12/20/06  Common Stock                 1,000      $22.3750   D
to buy)                         02/01/98
Non-Qualified Stock Option      (5)       12/20/06  Common Stock                 1,000      $22.3750   D
(right to buy)                  05/01/97

Explanation of Responses:

(1)
Option vests and is exercisable as to 5,000 shares on 1/19/97, 1,250 shares each on 4/19/97 and 7/19/97, and 663 shares on 10/19/97. The remaining 11,250 shares vest and are exercisable quarterly from 1/19/98 through 1/19/00.
(2)
Option vests and is exercisable on 10/19/97.
(3)
Option becomes 100% exercisable on 8/1/2000.
(4)
Option vests and is exercisable quarterly from 2/1/98 through 11/1/99.
(5)
Option vests and is exercisable as to 125 shares each on 5/1/97, 8/1/97, and 11/1/97. The remaining 625 shares vest quarterly from 2/1/00 through 2/1/01.

SIGNATURE OF REPORTING PERSON
/S/ HENRY L. PERRET
DATE:  JUNE 9, 1997